SILVERGROVE ADVISORS LLC

ANNUAL REPORT

DECEMBER 31, 2018

SILVERGROVE ADVISORS LLC

TABLE OF CONTENTS

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Silvergrove Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue, Suite 1415
(No. and Street)

New York	**New York**	**10016**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian M. Moloney **(212) 878-8858**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, **Brian M. Moloney**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Silvergrove Advisors LLC**, as of **December 31, 2018**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO & Managing Member

Title

Notary Public

MELISSA M FALLON
Notary Public - State of New York
NO. 01FA6378959
Qualified in New York County
My Commission Expires Aug 6, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***



SILVERGROVE
ADVISORS LLC
MERGERS AND ACQUISITIONS FOR MIDDLE MARKET COMPANIES

SEA RULE 15c3-3 EXEMPTION REPORT

February 6, 2019

I, Brian Moloney, Chief Executive Officer of Silvergrove Advisors LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(i) throughout the most recent fiscal year ending December 31, 2018 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Brian Moloney
Chief Executive Officer

275 MADISON AVENUE SUITE 1415 NEW YORK, NY 10016 • T 212.878.8858 F 212.878.8859 M 917.882.3613 • WWW.SILVERGROVEADVISORS.COM

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Silvergrove Advisors LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Silvergrove Advisors LLC (the "Company"), as of December 31, 2018, and the related statements of operations and changes in member's capital, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supporting Schedules
The supporting schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2010.

February 20, 2019

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

SILVERGROVE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	5,057,812
Restricted securities		97,673
Accounts receivable, net of $298,174 allowance for doubtful accounts		15,370
Prepaid expenses		16,004
Total assets	$	5,186,859

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accounts payable	$	5,092
Total liabilities		5,092
Member's capital		5,181,767
Total liabilities and member's capital	$	5,186,859

See notes to the financial statements.

SILVERGROVE ADVISORS LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE

Fee income	$	3,122,250
Interest income		1,765
Unrealized losses on restricted securities		(47,746)
Total revenue		3,076,269

EXPENSES

Professional fees	122,622
Compensation	90,000
Occupancy	30,554
Regulatory fees	6,466
Other operating expenses	55,245
Total expenses	304,887
Net income	$ 2,771,382

See notes to the financial statements.

SILVERGROVE ADVISORS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2018

Member's capital, as of January 1, 2018	$	2,685,385
Distributions		(275,000)
Net income		2,771,382
Member's capital, as of December 31, 2018	$	5,181,767

SILVERGROVE ADVISORS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	2,771,382
Adjustments to reconcile net income		
to net cash provided by/(used in) operating activities:		
Unrealized losses on restricted securities		47,746
(Increase) decrease in:		
Accounts receivable		(15,370)
Prepaid expenses		(11,717)
Increase (decrease) in:		
Accounts payable		3,415
Net cash provided by operating activities		2,795,456

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions		(275,000)
Net cash used in financing activities		(275,000)
Net increase (decrease) in cash		2,520,456
Cash, beginning of year		2,537,356
Cash, end of year	$	5,057,812

See notes to the financial statements.

8

SILVERGROVE ADVISORS LLC

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. The Company

Silvergrove Advisors LLC, a New Jersey limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, located in New York, New York, assists companies in raising capital through the private placement of securities and provides advisory services related to mergers and acquisitions. As a limited liability company, the liability of the managing member is limited to the value of his membership interest.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents.

Accounts Receivable
Accounts receivable are initially recorded at the transaction amount. Amounts receivable are recognized in accordance with contract terms and payments of fees receivable are allocated to specific contracts.

Management reviews the collectability of accounts receivable on a regular basis. An allowance for uncollectible receivables is established where collectability of all or part of a receivable becomes impaired. As of December 31, 2018, $298,174 of accounts receivable was deemed impaired and has been provided for.

Revenue Recognition
Fee income consists of retainer fees and success fees. Fee income from retainer fees is recorded over time as performance obligations are satisfied. Success fee income is recognized at a point in time when a transaction is consummated within the specific terms of an agreement as the related performance obligation is to successfully broker a specific transaction. See Note 3, New Accounting Pronouncements, and Note 6, Revenue from Contracts with Customers, for further information.

In addition, at times, the Company receives restricted securities as payment on contracts for services rendered.

2. Significant Accounting Policies (continued)

Income Taxes

The Company, a single member limited liability company, passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examination by all major tax jurisdictions prior to 2015. The Company does not believe it has any uncertain tax provisions.

3. New Accounting Pronouncements

Recently Issued Accounting Guidance

ASU 2016-02 *Leases (Topic 842)* ("ASU 2016-02")

In February 2016, the FASB issued ASU 2016-02 which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for the Company beginning in the first quarter of fiscal year 2019 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on our financial statements.

ASU 2016-13 *Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13")

In June 2016, the FASB issued ASU 2016-13 which requires measurement and recognition of expected versus incurred credit losses for financial assets held. ASU 2016-13 is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. The Company is currently evaluating the impact of the effect of the adoption of this standard on the financial statements and disclosures.

Recently Adopted Accounting Guidance

ASU 2014-09 *Revenue from Contracts with Customers* ("ASU 2014-09")

Effective January 1, 2018, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue. The Company has applied ASU 2014-09 retrospectively with the cumulative effect of initial application recognized as an adjustment to beginning retained earnings. As a result, there was no beginning balance effect on the financial statements for the year ended December 31, 2018.

The scope of the accounting update does not apply to revenue associated with financial instruments and, as a result, will not have an impact on the elements of the statement of operations most closely associated with financial instruments, including interest income and interest expense.

See Note 6 for detail on how the new revenue standard primarily impacts revenue recognition and presentation accounting policies.

SILVERGROVE ADVISORS LLC

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

3. New Accounting Pronouncements (continued)

Recently Adopted Accounting Guidance (continued)

<u>ASU 2016-01 *Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities* ("ASU 2016-01")</u>
In January 2016, the FASB issued ASU 2016-01 that will change the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The accounting update also amends certain disclosure requirements associated with the fair value of financial instruments. The accounting update is effective for fiscal years beginning after December 15, 2017 and, upon adoption, an entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. On January 1, 2018, the Company adopted ASU 2016-01. The adoption of ASU 2016-01 did not have a material impact on the Company's financial statements.

4. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

> Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

> Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

> Level 3 Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

SILVERGROVE ADVISORS LLC

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

4. **Fair Value Measurements (continued)**

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable
The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities
Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis
The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Common stock, restricted	-	$ 97,673	-	$ 97,673

5. **Concentration of Credit Risk**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. For the year ended December 31, 2018, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

For the year ended December 31, 2018, 97% of fee income was earned from one client. As of December 31, 2018, 79% of accounts receivable was due from two clients.

6. **Revenues from Contracts with Customers**

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Fee Income
Clients are provided with a full range of capital markets and financial advisory services. Capital markets services include placement agent services in both the equity and debt capital markets, including private equity placements. Financial advisory services primarily consist of fees generated in connection with merger, acquisition and restructuring transactions.

Capital raising revenues are recognized at a point in time upon close of the transaction, as the client obtains the control and benefit of the capital markets offering at that point. Costs associated with capital raising transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Costs are recorded on a gross basis within other operating expenses in the statement of operations as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as reimbursed expense income.

Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from merger and acquisition engagements are fixed fees, and success fees from merger and acquisition engagements are typically variable fees. Success fees are recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied and collection is assured. Retainer fees from merger and acquisition engagements are fixed fees recognized over time as the Company's clients simultaneously receive and consume the benefits of those services as they are provided.

6. Revenues from Contracts with Customers *(continued)*

Disaggregation of Revenue

The following table presents the Company's fee income separated between revenues from contracts with customers by business activity and other sources of revenues for the year ended December 31, 2018:

Revenue from contracts with customers:	
Investment banking – success fees	$ 2,988,500
Investment banking – retainer fees	133,750
Total fee income	3,122,250

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2018. Investment banking fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2018.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. A receivable related to revenue from contracts with customers was $15,370 as of December 31, 2018. There was no significant impairment related to this receivable during the period ended December 31, 2018. Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. As of December 31, 2018, there was no deferred retainer revenue.

Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Operations and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Operations. For the year ended December 31, 2018, there were no reimbursed expenses.

SILVERGROVE ADVISORS LLC

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. As of December 31, 2018, the Company had net capital of $5,052,720 which was $5,047,720 in excess of its required capital. The Company's net capital ratio was .001 to 1.

8. Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date was February 20, 2019.

There was a capital distribution of $1.2 million during January 2019.

**SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934**

SILVERGROVE ADVISORS LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 ("SEA")
AS OF DECEMBER 31, 2018

NET CAPITAL

Total member's capital		$ 5,181,767
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	15,370	
Prepaid expenses	16,004	
Total deductions and/or charges		31,374
Net capital before haircuts		5,150,393
Haircuts on securities		97,673
Net capital		$ 5,052,720

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required of 6-2/3% of aggregate indebtedness of $5,092 or $5,000, whichever is greater	5,000
Excess of net capital over minimum requirement	$ 5,047,720
Aggregate indebtedness	
Accounts payable	$ 5,092
Percent of aggregate indebtedness to net capital	0.10%

RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SEA RULE 15c3-1
AS OF DECEMBER 31, 2018

There was no difference between the Computation of Net Capital above and the corresponding schedule included in the Company's unaudited December 31, 2018 Part IIA FOCUS filing.

See report of independent registered public accounting firm.

SILVERGROVE ADVISORS LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER SEA RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER SEA RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2018

The Company is engaged in private placements of securities and merger and acquisitions advisory services. The Company carried no customer accounts on its books nor had possession of customer securities.

See report of independent registered public accounting firm.

SUPPLEMENTAL REPORT
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM ON THE REVIEW OF THE
EXEMPTION REPORT

Report of Independent Registered Public Accounting Firm on
Review of the Exemption Report

To the Member of
Silvergrove Advisors LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Silvergrove Advisors LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 20, 2019

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.



SEA RULE 15c3-3 EXEMPTION REPORT

February 6, 2019

I, Brian Moloney, Chief Executive Officer of Silvergrove Advisors LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(i) throughout the most recent fiscal year ending December 31, 2018 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Brian Moloney
Chief Executive Officer